March 8, 2005

United States Security and
Exchange Commission
Washington, D.C. 20549-0510
Attention: Meagan Caldwell, Staff Accountant

Dear Ms. Caldwell:

We have reviewed your letter dated March 1, 2005 regarding the filings of Forms 10-KSB for the fiscal year ended August 31, 2004 and 10-QSB for the period ended November 30, 2004 for Ikona Gear International, Inc. (“the Company”) for (File No. 0-49664). We hereby provide you with our following responses relative to your questions:

1.)	By way of this letter we advise you of our proposed additional disclosures and to be applied prospectively to future 10-KSB and 10-QSB filings.

2.)

We acknowledge that, in connection with our responses to your questions, that:

  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

  our comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3.)
We believe we have adequately disclosed our accounting policy for measuring compensation costs for employees and non-employees in our significant accounting policy note (Note 3(h)). We believe further clarification may be desirable for our significant accounting policy note, to ensure no misinterpretations of its application, as in Note 8 to our form 10-KSB/A for August 31, 2004 We propose to add the following wording to the accounting policy note for stock options:

-	“the Company generally grants stock options with exercise prices equal to, or in excess of, the quoted market price at the date of the stock option grant”

-
The Company calculates compensation expense associated with non- employee stock-based compensation plans using the Black-Scholes model to estimate the fair value of options granted to non-employees. The Company classifies non-employee compensation expense according to the nature of services provided.

Our Note 8 to the financial statements as presented in the Form 10-KSB/A for the year ended August 31, 2004 provides disclosure of the compensation expense associated with the application of SFAS 123 and our accounting policy for non-employee stock option compensation. Note 8 also provides the assumptions used in applying the Black-Scholes method to estimate the fair value of options issued to non-employees.

We trust that the above disclosures will provide suitable additional disclosures regarding the queries raised in your letter of March 1, 2005.

Regards,

Raymond L. Polman, CA
Chief Financial Officer

1850 Hartley Avenue, Unit #1 • Coquitlam • British Columbia • Canada • V3K 7A1